May 24, 2006

Mail Stop 4561

Thomas A. Carr
Chairman and Chief Executive Officer
CarrAmerica Realty Corporation
1850 K Street, N.W.
Washington, D.C. 20006

      Re:	CarrAmerica Realty Corporation
		First Amendment to Preliminary Schedule 14A filed May
11,
2006
      Form 10-K filed February 22, 2006
		File No.  001-11706

Dear Mr. Carr:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

Summary

Debt Tender Offers and Consent Solicitation, page 6
1. Your response to prior comment 8 suggests that all holders who consent to amend the indentures of their notes will be required to tender those notes. In addition, it appears that holders who do not tender their notes will be subject to redemption. In light of these facts, please explain clearly how it is that notes issued by the operating partnership may remain outstanding following the merger.

Interest of Our Directors..., page 9
2. We note that Thomas A. Carr is the beneficiary of a trust holding an indirect interest in 514,707 units in CAR, LP. Please disclose that here. Also, please quantify Mr. Carr`s interest in CRH, LP and describe the benefits that would accrue to Mr. Carr in the event that he chose to exchange his units for a continuing interest in the surviving partnerships (i.e., tax deferrals, property exchanges or tax protection agreements). Finally, on page 48, please quantify the benefit of any current sale of Mr. Carr`s interest in CAR, LP.

The Mergers, page 27

Background of the Merger, page 27
3. Please explain how your response to prior comment 12 comports with disclosure on page 36, which states that senior managers received the benefit of certain amendments to change of control agreements. If either the new change in control agreement or the amendments to it-which both appear to have been adopted on March 5, 2006, the same day the merger agreement was executed-led to any tangible benefits for senior managers that did not exist or may not have existed prior to execution of the merger agreement, please describe them on page 9 or revise your disclosure to state your belief that the new terms did not materially change the benefits to which your managers were already entitled under prior agreements.

Reasons for the Merger, page 37
4. We note your response to prior comment 21 and reissue the comment.
Please revise your disclosure to explain in more detail how the treatment of partnership unit and preferred E share holders is relevant to holders of common stock that are being asked to vote on this transaction.

Opinion of Our Financial Advisor, page 39
5. Please revise the disclosure to include a discussion of the transaction premium analysis, which is summarized on page 13 of the
Goldman Sachs report. Alternatively, please explain why you believe this analysis is not relevant to a summary of the Goldman Sachs report.
6. Net Asset Value Analysis. Please revise your disclosure to clarify that the total share count includes securities other than common stock, including partnership units and restricted shares, and break out the number of these securities.
7. Discounted Cash Flow Analysis. Please revise the results of the discounted cash flow and FFO multiple analyses to provide the full sensitivity charts contained in the materials provided to you by Goldman Sachs.
8. Selected Transactions Analysis. We note your response to prior comment 25. Please revise the disclosure to address the relevance of the public REIT transactions described on page 25 of the Goldman Sachs report. It is not clear why these transactions were singled out from the substantially larger number of total transactions considered in this analysis. Also, please revise the disclosure to clarify that Goldman Sachs also considered premiums based on measurements other than the closing price one day prior to announcement, as identified on page 25 of the Goldman Sachs report.
9. FFO Multiple Analysis. Please revise to disclose the multiple Carr America was trading at and the average comparable office REIT multiple if Goldman Sachs presented that information to the board.

Guarantee and Remedies, page 46
10. Please clarify whether the money subject to the guarantee will be held in escrow while the merger is pending.

The Merger Agreement, page 56
11. We note your response to prior comment 27 and have the following additional comments:

* We note your disclosure that the merger agreement is subject to certain qualifications and limitations, including those contained in schedules that have been omitted from this proxy. Please state clearly that: (a) neither party believes the schedules or other omitted parts contain information that may be material to investors;
and (b) that you have disclosed all information required under applicable securities laws.

* With respect to your statement recommending that investors read the merger agreement "in its entirety," please make it clear that you are referring only that part of the agreement disclosed in the proxy statement, and not to information that has not been made available to investors.

* We note your disclosure that information contained in representations and warranties may have changed since the time of agreement. Please confirm in writing that you are aware of your obligation to update disclosure to reflect material changes.

* The final two sentences of your disclaimer are not relevant to informing investors of the factual information contained in the merger agreement and may lead to investor confusion. Please omit them.

Other
12. Please provide us with the following omitted exhibits and sections of your disclosure schedules: Exhibits A and B and Sections
3.02 and 4.03(i) and (j).

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Thomas Flinn at 202-551-3469 or Cicely L. LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director



cc:  David Slotkin (via facsimile)





Thomas A. Carr
CarrAmerica Realty Corporation
May 24, 2006
Page 1